Prospectus Supplement
John Hancock Marathon Asset-Based Lending Fund (the fund)
Supplement dated December 9, 2025 to the current Prospectus, as may be supplemented (the Prospectus)
Reference is made to the Prospectus Supplement, dated August 29, 2025 (the August Supplement), of the fund. As indicated in the August Supplement, the shareholder meeting related to the approval of the conversion of the fund to an interval fund as well as certain related matters originally scheduled for October 9, 2025 was not held on that date. That shareholder meeting has now been rescheduled, with implementation of the conversion discussed below expected to take place as soon thereafter as practicable following shareholder approval.
At its meeting held on December 8, 2025, the Board of Trustees (the Board or the Trustees) of John Hancock Marathon Asset-Based Lending Fund (the fund), a closed-end fund operating as a tender offer fund, including, as applicable, a majority of the Trustees who are not “interested persons” of the fund, as defined under the Investment Company Act of 1940, as amended (the 1940 Act), considered and approved: (1) the adoption of a fundamental policy to conduct quarterly repurchases of its outstanding shares of beneficial interest (Shares) in accordance with Rule 23c-3 under the 1940 Act (the Repurchase Policy); (2) an amendment to the amended and restated advisory agreement (the Advisory Agreement Amendment) between the fund and John Hancock Investment Management LLC, the fund’s investment advisor (the Advisor); (3) an amendment to the subadvisory agreement (the Subadvisory Agreement Amendment) between John Hancock Investment Management LLC and Marathon Asset Management, L.P. (the Subadvisor); and (4) other related changes (collectively, the Interval Fund Conversion). As discussed below, the Board’s approval of the change to the Repurchase Policy, the Advisory Agreement Amendment, and the Subadvisory Agreement Amendment are subject to the approval of the fund’s shareholders (Shareholders) (together, the Proposals). Subject to Shareholder approval of the Proposals, it is expected that the Interval Fund Conversion will be effective on or about April 24, 2026 (the Effective Date).
As noted above, certain Proposals require the approval of Shareholders. Accordingly, at an upcoming special meeting of Shareholders to be held on March 19, 2026 (the Shareholder Meeting), including any adjournment or postponement thereof, Shareholders will be asked to approve: (1) the adoption of to the Repurchase Policy; (2) the Advisory Agreement Amendment; and (3) the Subadvisory Agreement Amendment. Shareholders will not be asked to approve any other changes. More detailed information about the Interval Fund Conversion and the Proposals to be voted on at the Shareholder Meeting will be provided in a forthcoming proxy statement on or about January 23, 2026.
When you receive your proxy statement, please review it carefully and cast your vote to avoid the additional expense to the fund of any future solicitations. This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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